Filed pursuant to General Instruction II.K. of Form F-9; File No. 333-13140

Prospectus Supplement To Short Form Prospectus dated February 13, 2001.

Noranda Inc.

noranda

Form Suppl

US$300,000,000

7¼% Notes due July 15, 2012

We will pay interest on the notes on January 15 and July 15 of each year, beginning January 15, 2003. The notes will mature on July 15, 2012. We may redeem some or all of the notes at any time at 100% of their principal amount plus a make-whole premium described in this prospectus supplement. The notes will be issued only in denominations of US$1,000 and integral multiples of US$1,000.

Investing in the notes involves risk. See "Risk Factors" beginning on page S-7.

We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. You should read the tax discussion under "Certain Income Tax Considerations" beginning on page S-22 of this prospectus supplement. This prospectus supplement and the accompanying prospectus may not fully describe these tax consequences.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, some or all of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and most of our assets and all or a substantial portion of the assets of those officers, directors and experts are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	99.303%	US$297,909,000
Underwriting commission	0.650%	US$1,950,000
Proceeds, before expenses, to Noranda	98.653%	US$295,959,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June 24, 2002.

The effective yield of the notes, if held to maturity, is 7.348%.

Our earnings coverage ratio, calculated in accordance with Canadian Securities legislation, is less than one-to-one.

(Continued on next page)

Deutsche Bank Securities

Banc One Capital Markets, Inc.

Barclays Capital

Goldman, Sachs & Co.

Merrill Lynch & Co.

SunTrust Robinson Humphrey

Trilon International Inc.

The date of this prospectus supplement is June 18, 2002.

(This page has been left blank intentionally.)

(Front cover continued)

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by Noranda and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement and the accompanying prospectus.

Under applicable Canadian securities legislation, Noranda may be considered to be a connected issuer of Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., Barclays Capital Inc. and SunTrust Capital Markets Inc., each of whom is an affiliate of a party to which Noranda has guaranteed payment of certain indebtedness or to which affiliates of Noranda are indebted. Brascan Corporation, or Brascan, indirectly owns more than 20% of the voting securities of Trilon International Inc., one of the underwriters. Brascan also owns approximately 40% of the voting securities of Noranda. Accordingly, Noranda is a related issuer and connected issuer of Trilon International Inc. under such legislation. See "Underwriting".

IMPORTANT NOTICE ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated February 13, 2001, is referred to as the "prospectus" in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, in violation of the securities laws of Canada or any province or territory of Canada.

No securities commission or similar authority in Canada has in any way passed upon the merits of the notes offered hereunder and any representation to the contrary is an offense.

References in this prospectus supplement to the "Company", "we", "us" and "our" refer to Noranda Inc. and its subsidiaries and joint ventures except that, on the cover page, and in the "The Offering", "Description of the Notes" and "Underwriting" sections, those references refer to Noranda Inc. only. References to "Noranda" refer to Noranda Inc. only.

AVAILABLE INFORMATION

Noranda has filed with the U.S. Securities and Exchange Commission, or the Commission, a Registration Statement on Form F-9 under the U.S. Securities Act of 1933, as amended, which covers the notes offered by this prospectus supplement. This prospectus supplement does not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to us and the notes.

Noranda is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Commission. Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Under MJDS, Noranda is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our Exchange Act reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the Commission. Copies of the material Noranda files with the Commission may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the notes offered hereunder. The following documents, filed by Noranda with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specificially incorporated by reference in, and form an integral part of, this prospectus supplement and the prospectus:

(a) Annual Information Form dated May 3, 2002 for the year ended December 31, 2001;

(b) Consolidated annual financial statements, and the related notes thereto, as at and for the years ended December 31, 2001 and 2000 and the Auditors' Report thereon contained in our 2001 Annual Report;

(c) Management's Discussion and Analysis of financial condition and results of operations contained in our 2001 Annual Report;

(d) Management Information Circular dated March 1, 2002 for our annual meeting of shareholders held on April 24, 2002 (excluding the sections entitled "Composition of the Nominating and Human Resources Committee", "Report on Executive Compensation" and "Performance Graph" which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference in this prospectus supplement);

(e) Unaudited interim consolidated financial statements and the related notes thereto as at March 31, 2002 and for the three months ended March 31, 2002 and 2001 and our press release dated April 24, 2002 containing the related management's discussion and analysis of financial condition and results of operations; and

(f) Material Change Report dated May 27, 2002 relating to changes in our senior management.

Copies of the documents incorporated by reference in this prospectus supplement may be obtained on request without charge from our Secretary, P.O. Box 755, Suite 4100, BCE Place, 181 Bay Street, Toronto, Canada M5J 2T3 (telephone number (416) 982-7232).

Any document of the type referred to above (excluding confidential material change reports) filed by Noranda with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the distribution of the notes offered by this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not constitute part of this prospectus supplement, except as so modified or superseded.

EXCHANGE RATE DATA

We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

The following table sets forth, for each period indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the inverse of the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). The table illustrates how many U.S. dollars it would take to buy one Canadian dollar. On June 18, 2002, the noon buying rate was US$0.6475 per Cdn$1.00.

	Year Ended December 31,			Three Months Ended March 31,	
	1999	2000	2001	2001	2002
Low	0.6535	0.6410	0.6241	0.6336	0.6200
High	0.6925	0.6969	0.6697	0.6697	0.6342
Average (1)	0.6744	0.6725	0.6444	0.6508	0.6260
Period End	0.6925	0.6669	0.6279	0.6336	0.6266

(1) The average of the daily noon buying rates on the last business day of each month during the applicable period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included or incorporated by reference in this prospectus supplement and the prospectus constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this prospectus supplement that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements represent internal projections, expectations or beliefs concerning, among other things, our future operating results or future economic performance.

The projections, estimates and beliefs contained in these forward-looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond our ability to control or project which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things, fluctuating metal prices, the Canadian-U.S. dollar exchange rate and other exchange rate fluctuations, fluctuations in treatment and refining charges, interest rate and counterparty risks, energy supply and price risks, risks involved in mining, processing and exploration activities, environmental risks, raw material procurement risks, labor relations risks, uncertainty of reserve estimates and production estimates, the risks of legal proceedings, political unrest or instability in countries where we are active and such other risks and uncertainties described under "Risk Factors" in this prospectus supplement or described from time to time in our reports and filings with Canadian and U.S. securities authorities. Accordingly, we caution that events or circumstances could cause actual results to differ materially from those predicted.

THE OFFERING

In this summary, the words "Company", "we", "us" and "our" refer only to Noranda Inc. and not to any of our subsidiaries or joint ventures. The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issue	US$300,000,000 aggregate principal amount of 7¼% notes due July 15, 2012.
Maturity Date	July 15, 2012.
Sinking Fund	None.
Interest Payment Dates	January 15 and July 15 of each year, beginning, January 15, 2003.
Ranking	The notes will be unsecured obligations ranking equally with all our existing and future unsecured and unsubordinated debt. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures, except to the extent the Company is a creditor of the subsidiaries or joint ventures ranking at least *pari passu* with the other creditors of the subsidiaries and joint ventures. As of March 31, 2002, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $4,215 million.
Redemption	We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined) plus 30 basis points, together in each case with accrued interest to the date of redemption. See "Description of the Notes—Optional Redemption".
Form and Denominations	The notes will be represented by a Registered Global Security registered in the name of a nominee of The Depository Trust Company. Beneficial interests in the Registered Global Security will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of the Notes", notes in definitive form will not be issued.
Certain Covenants	The indenture governing the notes contains covenants that, among other things: • limit our ability to create certain liens; and

	• restrict our ability to consolidate, amalgamate or merge with a third party or transfer all or substantially all of our assets. These covenants are subject to important exceptions and qualifications, which are described under the caption "Description of Debt Securities" in the prospectus.
Use of Proceeds	We estimate that the net proceeds of the offering of the notes will be approximately US$295 million. We intend to use these proceeds to repay outstanding indebtedness under our commercial paper program and to repay our 8⅝% debentures maturing July 15, 2002. See "Use of Proceeds".
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York (except with respect to the rights, powers, duties and responsibilities of the Trustee under the indenture, which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein).
Risk Factors	See the "Risk Factors" section and the other information included and incorporated by reference into this prospectus supplement and the prospectus for a discussion of facts you should carefully consider before deciding to invest in the notes.

RISK FACTORS

Before making an investment decision, investors should carefully consider the risks and uncertainties described below and in our Annual Information Form and Management's Discussion and Analysis of financial condition and results of operations incorporated by reference in this prospectus supplement, as well as the other information contained and incorporated by reference in this prospectus supplement and the prospectus. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of such risks actually occur, our business, financial condition, liquidity and operating results could be materially harmed.

Risk Relating to Our Business and Our Industry

Fluctuating Metal Prices

As a significant portion of our revenues is derived from the sale of copper, aluminum, nickel, zinc and magnesium, our earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. We generally do not hedge prices of metals we mine. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices of the metals we mine have recently been adversely affected by an excess supply situation. We cannot assure you that this excess supply will not continue or that a greater excess supply will not occur in the future. Any such excess supply would have an adverse effect on the prices realized by us for the metals that we produce. The prices for copper, aluminum, nickel, zinc or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Exchange Rate Fluctuations

Most of our revenues and debt are denominated in U.S. dollars, whereas our operating costs may be incurred in the local currency of the jurisdiction in which our operations are located. The costs at our Canadian sites are incurred in Canadian dollars; the costs at our aluminum operations and at the Lomas Bayas, Antamina, Falcondo and Collahuasi mines and Altonorte smelter are incurred principally in U.S. dollars; costs at our Nikkelverk refinery are incurred in Norwegian kroner; a portion of our costs at our Altonorte smelter and at our Lomas Bayas and Collahuasi mines are incurred in Chilean pesos; and a portion of costs at our Antamina mine are incurred in Peruvian solés. Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, other exchange rates, can significantly impact our earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years, and have materially impacted and may in the future materially impact our financial results, either favourably or unfavourably. Our consolidated financial statements are expressed in Canadian dollars. We from time to time hedge a portion of our United States dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Treatment and Refining Charges

We receive fees (treatment and refining charges) calculated in U.S. dollars for processing copper and zinc concentrate into refined metal. Fluctuations in these treatment and refining charges result primarily from changes in the supply of, and demand for, concentrate, finished metal and by-products, all of which are beyond our control. A shortage in the supply of concentrate will generally have a negative impact on the treatment and refining charges we realize. A reduction in the amount of

copper or zinc treatment and refining charges that we realize could materially adversely affect our business, financial condition, liquidity and operating results.

Interest Rate and Counterparty Risk

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to manage the interest rate risk associated with that debt. Currently our interest rate swaps change our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. At March 31, 2002, approximately $3,702 million, or 72 per cent of our total debt of $5,162 million, was subject to variable interest rates. Based upon our level of floating-rate debt as of March 31, 2002, the impact of a 10 per cent change in interest rates, or 19 basis points, over the course of a full year would change our interest expense $7.0 million over a full year. We cannot assure you that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, our interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial condition, liquidity and results of operation.

Energy Supply and Prices

Our operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Our supply contracts typically provide that suppliers may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted. A prolonged shortage of supply of energy used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations.

As a significant portion of our costs relate to energy consumption, our earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond our control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy we use may increase significantly from current levels. An increase in energy prices could materially adversely affect our business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes, mechanical and other breakdowns, and the handling of hazardous substances and emissions of contaminants. Any of these occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Our business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards, and our insurance coverage may not continue to be available at economically feasible premiums, or at all. In such event, our business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. Environmental legislation requires us to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, aluminum, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation and responding to any environmental impacts from our operations can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties.

In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life. Some of the issues that are currently under review by environmental regulatory agencies or that are the subject of international treaties, such as the Kyoto Protocol, and which might lead to legislative or rule-making initiatives include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality. Any changes in environmental laws, as well as new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits. We cannot assure you that we will at all times be in compliance with all environmental regulations or that steps to bring us into compliance would not materially adversely affect our business, financial condition, liquidity or operating results.

Sulphur dioxide is a by-product from the smelting of copper and lead sulphide and the refining of zinc and nickel concentrates. We process sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The remainder of world sulphuric acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production. Total world production of sulphuric acid is growing more rapidly than demand. In the long term, this situation may make it more difficult for us to obtain satisfactory prices for the sulphuric acid. We cannot reduce our production of sulphuric acid without a corresponding reduction in our production of metals. A reduction in the production of the metals that we produce could materially adversely affect our business, financial condition, liquidity and results of operations.

Raw Material Procurement Risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, our supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if we are unable, on short notice, to shift to alternative sources of supply. A prolonged shortage in supply of raw materials used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations.

We also process copper scrap, the availability of which in past years has been subject to substantial fluctuations and the supply of which has been declining since the mid-1900s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices for those materials. A reduction in the prices of one or more of these materials could materially adversely affect our business, financial condition, liquidity and results of operations.

Labor Relations

Collective agreements covering our unionized hourly employees and workers at our Brunswick smelter and bulk handling, Lachine general smelting, Sudbury, Raglan and Lomas Bayas operations are currently in place and will expire between 2004 and 2006. An agreement covering substantially all unionized workers in the Norwegian mining industry, including workers at our Nikkelverk operations, was recently reached and expires in 2004. Our collective agreement covering unionized production workers at our Horne smelter expired on February 28, 2002. On June 18, 2002, those workers commenced a work stoppage. We cannot predict how long the work stoppage will last. See "Our Business—Recent Developments". Our collective agreements covering some additional employees at the Brunswick smelter, as well as unionized production workers at our Brunswick mine, Altonorte smelter, Kidd Metallurgical Division, Falcondo operations, Missouri primary aluminum reduction plant, Arkansas foil plant and Los Angeles aluminum wheel operations, expire between 2002 and 2004. We cannot predict at this time whether we will be able to reach new collective agreements with these or other employees without a work stoppage. From June 2001 to January 2002, we experienced a work stoppage in Sudbury, Ontario before a new collective bargaining agreement was entered into with that operation's hourly rated employees. That strike adversely affected our results of operations for the third and fourth quarters of 2001 and the first quarter of 2002. Any lengthy work interruptions could materially adversely affect our business, financial condition, liquidity and results of operations.

Uncertainty of Reserve Estimates and Production Estimates

Our reported ore reserves as of year-end 2001 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. We do not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in zinc, copper, nickel, aluminum, other metals, and interest and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or our operations to be unprofitable in any particular fiscal period.

We cannot assure you that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by us in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

We prepare estimates of future production for particular operations. These production estimates are based on, among other things: reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural

phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. We cannot assure you that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on our business, financial condition, liquidity and results of operations.

Legal Proceedings

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. We cannot assure you that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on our business, financial condition, liquidity and results of operations.

Foreign Operations

Some of our activities and related assets are located in countries outside North America, some of which may be considered to be politically or economically unstable. Exploration or development activities in such countries may require negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. We perform a thorough risk assessment on a country by country basis when considering foreign activities and attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that we will be successful in so protecting ourselves.

Risk Relating to the Notes and Our Structure

Structural Subordination of the Notes

In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries and joint venture interests, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries and joint ventures before any assets are made available for distribution to us. As of March 31, 2002, the notes would have been effectively junior to approximately $4,215 million of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests. The Indenture does not limit the ability of our subsidiaries and joint venture interests to incur secured or unsecured indebtedness. Our subsidiaries and joint venture interests generated 62% of our consolidated revenues in the three-month period ended March 31, 2002, and held 77% of our consolidated assets as of March 31, 2002.

Ratings of the Notes

The notes have been accorded an "investment grade" rating by nationally recognized statistical rating organizations in the United States. A rating is not a recommendation to purchase, hold or sell securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. The rating organization may lower Noranda's rating in its sole discretion. The rating of the notes will be based primarily on the rating organization's assessment of the likelihood of timely payments of interest and the ultimate payment of principal on the final maturity date. The lowering of the ratings of the notes will not constitute an event of default under the Indenture, but could negatively affect the quoted market price, if any, of the notes.

No Prior Public Market for the Notes

Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, purchasers of notes cannot be sure that an active trading market will develop for the notes.

OUR BUSINESS

Overview

We are an integrated mining and metals company. We are one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, sulphuric acid and cobalt. We are also a major recycler of secondary copper, nickel and precious metals. Our main activities are conducted through the operating segments described below.

Canadian Copper and Recycling

We are one of the largest custom smelter operators in the world and one of the largest recyclers of electronic scrap, such as computer and cellular telephone components. We procure copper and precious metals concentrates and secondary materials for processing at our two copper smelters and refinery. We also market copper and related by-products produced by us and by our subsidiary Falconbridge Limited. This integrated copper business operates one mine, two copper smelters, two copper refineries, four sampling and sorting recycling facilities and one zinc smelter which manages the zinc by-product from the copper mine. In 2001, our Canadian Copper and Recycling business contributed $78 million, or approximately 10%, to our consolidated cash operating margin. Cash operating margin is sales less cost of operations and purchased raw materials.

Copper

We operate one copper smelter and, through Falconbridge or through joint ventures, two processing facilities and three copper mines in South America. In 2001, our Copper business contributed $230 million, or approximately 30%, to our consolidated cash operating margin.

Zinc

We are one of the largest producers of mined zinc in the world. We own two base metal mines, and one lead smelter and, through Falconbridge, one refinery. We also own a 49% interest in the Noranda Income Fund to which we sold our CEZinc refinery located in Salaberry-de-Valleyfield, Quebec in May 2002. In 2001, our Zinc business (including CEZinc) contributed $71 million, or approximately 9%, to our consolidated cash operating margin.

Aluminum

We are a leading supplier to the heating, ventilation and air conditioning and transformer windings markets in North America. We own one primary reduction smelter and four aluminum fabricating facilities. In 2001, our Aluminum business contributed $120 million, or approximately 16%, to our consolidated cash operating margin.

Nickel

Through Falconbridge, we operate six mines, two smelters and one refinery. We believe that we are the third-largest producer of refined nickel in the world. In 2001, our Nickel business contributed $244 million, or approximately 32%, to our consolidated cash operating margin.

Other Investments

Magnesium. We have an 80% interest in a recently constructed magnesium plant in Danville Quebec. The plant is currently in start-up and is expected to reach full commercial production in the third quarter of 2002.

American Racing Equipment. We are one of the largest after-market aluminum automotive wheel producers in the United States. Aluminum wheels are manufactured at two plants in the

Los Angeles, California area and one small plant in Querétaro, Mexico. In 2001, American Racing Equipment's cash operating margin was $(45) million, which reduced our consolidated cash operating margin by approximately 6%.

Exploration. We are one of the world's most active explorers for base metals, with consolidated exploration activity investments in 2001 and 2000 of $78 million and $94 million, respectively. For 2002, we have budgeted approximately $56 million for consolidated exploration activity investments.

Recent Developments

On June 18, 2002, the unionized workers at our Horne smelter in Rouyn-Noranda, Quebec commenced a work stoppage. The collective bargaining agreement covering these workers expired on February 28, 2002, but the workers remained on the job without a contract. The Horne smelter is responsible for approximately one-third of our copper anode production and supplies a significant portion of the feedstock used by our CCR refinery in Montreal-East, Quebec. We expect that the smelter will operate at reduced capacity during the work stoppage. We cannot predict how long the work stoppage will last and are currently in the process of assessing the expected costs of the work stoppage. On a preliminary basis, we believe that the work stoppage will not have a material adverse effect on our business, financial condition, liquidity or results of operations in the short term; however, the impact could be material if the work stoppage were to continue for an extended period of time. See "Risk Factors—Labor Relations".

Effective June 1, 2002, the following management changes were announced at Noranda and Falconbridge to reinforce Falconbridge's and our efforts to realize benefits from working together:

- David Kerr stepped down from his position as Chief Executive Officer of Noranda, but will continue his involvement with strategic and growth initiatives as Noranda's Executive Chairman;
- Derek Pannell, who held both positions of President and Chief Operating Officer of Noranda and President and Chief Executive Officer of Falconbridge, assumed the role of President and Chief Executive Officer of Noranda, resigned from his position as President and Chief Executive Officer of Falconbridge and was appointed Deputy Chairman of Falconbridge;
- Aaron Regent, formerly the Executive Vice-President and Chief Financial Officer of Noranda, was appointed President and Chief Executive Officer of Falconbridge; and
- Lars-Eric Johansson was appointed Executive Vice-President and Chief Financial Officer of Noranda and will relinquish his current responsibilities at Falconbridge after a new Chief Financial Officer of Falconbridge is appointed.

On May 3, 2002, we completed the sale of our CEZinc zinc processing facility located in Salaberry-de-Valleyfield, Quebec and ancillary assets to the Noranda Income Fund. We received approximately $417 million in cash from the sale and related public offering of units and retained an approximately 49% interest in the Noranda Income Fund, approximately 50% of which is subordinated to other unitholders in the event the Fund is unable to make a base distribution to unitholders. The processing facility produces refined zinc metal and various by-products from zinc concentrates. Pursuant to an operating and management agreement, we operate and manage the processing facility through our wholly-owned subsidiary Canadian Electrolytic Zinc Limited. Pursuant to a 15 year supply and processing agreement, we are obligated to sell to the processing facility, except in certain circumstances, up to 550,000 tonnes of zinc concentrate per year being the amount which is expected to support 100% of the processing facility's annual production at planned rates for the next 15 years.

SELECTED CONSOLIDATED FINANCIAL DATA

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as Canadian GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and management's discussion and analysis included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. In the opinion of management, the financial data provided as at and for the three months ended March 31, 2001 and 2002 contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. Historical results are not necessarily indicative of the results that may be expected for any future period.

	Fiscal Year Ended December 31,		Three Months Ended March 31,	
	2000	2001	2001	2002
	(in millions of Canadian dollars)			
Consolidated Statement of Earnings Data:				
Sales	$6,957	$6,152	$1,612	$1,635
Cost of operations	2,946	2,918	749	769
Purchased raw materials	2,575	2,469	664	614
Cash operating margin (1)	1,436	765	199	252
Other expenses				
Corporate and general administration	81	86	20	20
Exploration	94	78	16	11
Research and Development	48	37	8	7
Other income	(59)	(59)	—	—
Depreciation, amortization and reclamation	522	619	143	180
Interest, net	118	140	23	43
Taxes and provisions	126	(62)	(40)	(21)
Minority interest	213	18	5	11
Earnings (loss)	$ 293	$ (92)	$ 24	$ 1
Other Data:				
Cash operating margin by business units				
Aluminum	$ 163	$ 120	$ 50	$ 29
Canadian copper and recycling	252	78	36	19
Copper	281	230	52	99
Nickel	547	244	40	70
Zinc	165	71	28	18
Other	28	22	(7)	17
Total	$1,436	$ 765	$ 199	$ 252
EBITDA (1)	1,272	494	155	212

	December 31,		March 31,
	2000	2001	2002
	(in millions of Canadian dollars)		
Consolidated Balance Sheet Data:			
Cash and cash equivalents	$ 663	$ 285	$ 336
Other assets	$11,115	$11,747	$11,857
Total debt	$ 3,934	$ 4,915	$ 5,162
Minority interest in subsidiaries	$ 1,266	$ 1,220	$ 1,197
Total shareholders' equity	$ 4,094	$ 3,797	$ 3,747

(1) Neither cash operating margin nor EBITDA is a measure recognized under Canadian GAAP. EBITDA consists of earnings before interest, taxes, non-controlling interest and depreciation, amortization and reclamation expenses. Cash operating margin and EBITDA are financial measurements used by investors to compare companies on the basis of operating results and the ability to incur and service debt. However, they are not intended to represent cash flow or results of operations in accordance with Canadian GAAP and may not be comparable to similarly titled amounts reported by other companies. Cash operating margin and EBITDA should be considered in addition to, and not as a substitute for, earnings (loss), cash flows and other measures of financial performance reported in accordance with Canadian GAAP.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as at March 31, 2002 on an actual basis and as adjusted to give effect to the sale of the notes and the application of the net proceeds therefrom, as described under "Use of Proceeds," the sale of the CEZinc refinery and the related sale of units of Noranda Income Fund and the offering of US$250,000,000 of notes by Falconbridge. You should read this information in conjunction with:

- our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement; and
- our Management's Discussion and Analysis incorporated by reference in this prospectus supplement.

	As of March 31, 2002	
	Actual	As Adjusted
	(in millions of Canadian dollars) (1)	
Cash and cash equivalents		
The Company	$ 39	$ 41
Partially-owned subsidiaries and joint ventures	297	297
Total cash and short-term notes	336	338
Long-term debt due within one year		
The Company (2)	337	—
Partially-owned subsidiaries and joint ventures	317	72
Long-term debt		
The Company		
Commercial paper	545	—
Long-term debt (3)	1,608	1,608
Notes offered hereby	—	478
Partially-owned subsidiaries and joint ventures	2,355	2,604
Total debt	5,162	4,762
Deferred credits	940	940
Minority interest in subsidiaries	1,197	1,197
Shareholders' equity	3,747	3,747
Total capitalization	$11,046	$10,646

(1) United States dollar amounts have been translated into Canadian dollars based on the Bank of Canada noon buying rate on March 31, 2002 of Cdn$1.5935 equals US$1.00.

(2) US$200 million of notes to be applied against 8⅝% debentures due July 15, 2002.

(3) Includes liability element of convertible debentures.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes will be approximately US$295 million after deducting the underwriting commission and estimated expenses of the issue. We intend to use these proceeds to repay outstanding indebtedness under our commercial paper program and to repay our 8⅝% debentures due July 15, 2002. Pending that application, the net proceeds will be invested in short-term marketable securities.

EARNINGS COVERAGES

Our interest requirements on long-term debt and debt expenses net of interest income plus the amount of interest that was capitalized during the period amounted to approximately $250 million and $245 million for the 12 month periods ended December 31, 2001 and March 31, 2002, respectively, and $268 million and $260 million, for those periods, respectively, after giving effect to the issue of the notes, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001 or March 31, 2002, as applicable. Our earnings (loss) before interest, non-controlling interest and income and mining taxes for the 12 month periods ended December 31, 2001 and March 31, 2002 were approximately $(125) million and $(103) million, respectively. We would have had to earn approximately $375 million and $348 million more during those periods, respectively, in order for our earnings coverage ratio, calculated in accordance with Canadian securities legislation to equal one-to-one and $393 million and $363 million more during those periods, respectively, in order for our earnings coverage ratio, calculated in accordance with Canadian securities legislation and after giving effect to the issue of the notes and the use of proceeds to repay indebtedness, to equal one-to-one after giving effect to the issue of the notes, the use of proceeds to repay indebtedness and all debt repayments or issuances since December 31, 2001 or March 31, 2002, as applicable.

Our earnings before interest, taxes, non-controlling interest, depreciation and amortization and reclamation expenses amounted to approximately $494 million and $553 million, respectively, during those periods, which amounts to 2.0 times and 2.3 times our actual interest requirements for those periods, respectively, and 1.8 times and 2.1 times our interest requirements for those periods, respectively, after giving effect to the issue of the notes, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001 or March 31, 2002, as applicable.

DESCRIPTION OF THE NOTES

In this section, the words "Company," "we," "us" and "our" refer only to Noranda Inc. and not to any of our subsidiaries or joint ventures. The following description of the particular terms of the notes (referred to in the prospectus under the heading "Description of Debt Securities" as the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the Debt Securities set forth in the prospectus. The description is qualified in its entirety by reference to the Indenture, as supplemented, under which the notes are to be issued. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the prospectus.

General

The notes will be issued under the Indenture, as supplemented, and as further supplemented by an Eighth Supplemental Indenture to be dated as of June 24, 2002. The notes will be direct unsecured obligations of the Company initially issued in an aggregate principal amount of US$ 300,000,000 and will mature on July 15, 2012. The notes will bear interest at the rate of 7¼% per annum from June 24, 2002, or from the most recent date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15, commencing January 15, 2003 to the Persons in whose names the notes are registered at the close of business on the next preceding January 1 or July 1, respectively.

The Indenture does not limit the ability of the Company to incur additional indebtedness, nor does it limit the ability of the Company's subsidiaries or joint ventures to incur additional secured or unsecured indebtedness. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures, except to the extent the Company is a creditor of such subsidiaries or joint ventures ranking at least *pari passu* with such other creditors. As of March 31, 2002, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $4,215 million.

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

The notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus in each case accrued interest thereon to the date of redemption.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

"Reference Treasury Dealer" means each of Deutsche Bank Securities Inc., plus four others or their affiliates which are primary U.S. Government securities dealers appointed by the Trustee after consultation with us and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Book-Entry System

The notes will be represented by one or more Registered Global Securities (the "Registered Global Security") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depository")), or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities—Registered Global Securities" in the prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by the Depository and its participants. Except as described under "Description of Debt Securities—Registered Global Securities" in the prospectus, owners of beneficial interests in the Registered Global Security representing the notes will not be entitled to receive notes in definitive form and will not be considered Holders of notes under the Indenture.

The following is based upon information furnished by the Depository:

The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of Exchange Act. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules

applicable to the Depository and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Purchases of notes under the Depository's system must be made by or through Direct Participants which will receive a credit for such notes on the Depository's records. The ownership interest of each actual purchaser of notes represented by the Registered Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the prospectus and in this prospectus supplement.

To facilitate subsequent transfers, the Registered Global Security representing notes that are deposited by Direct Participants is registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Security with the Depository and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Security representing the notes; the Depository's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depository nor Cede & Co. (or any other Depository nominee) will consent or vote with respect to the Registered Global Security representing the notes. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Registered Global Security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts upon the Depository's receipt of funds and corresponding detail information from the Company or the Trustee on the payment date in accordance with their respective holdings shown on the Depository's records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those Direct and Indirect Participants and not of the Depository, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of the Company or the Trustee, disbursement of those payments to Direct Participants is the responsibility of the Depository, and disbursement of those payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any

records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each Holder. If notes in definitive form are issued, the Company will appoint a paying agent in New York for payment of the principal of and any premium and interest on the notes. The Company may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy of this information.

CERTAIN INCOME TAX CONSIDERATIONS

United States

The following is a general summary of certain anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of notes by U.S. Holders who purchase notes in the offering at the offering price. As used herein, a U.S. Holder means a beneficial owner of the notes that is, for U.S. federal income tax purposes:

- an individual citizen or resident of the United States,
- a corporation organized in or under the laws of the United States or any state thereof, including the District of Columbia,
- an estate, the income of which is subject to U.S. federal income taxation regardless of source, or,
- a trust, if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code. This discussion is intended for general information only and does not address all of the U.S. federal income tax consequences that may be relevant based on the particular circumstances of a U.S. Holder and does not address the tax consequences applicable to special classes of holders, including but not limited to dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, U.S. Holders holding notes as part of a straddle, hedging conversion or integrated transaction, or U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. expatriates. This summary also does not address the tax consequences to shareholders, partners or beneficiaries in any entity that holds notes. U.S. Holders who purchase notes at a price other than the offering price should consult their tax advisors as to the possible applicability to them of the amortizable bond premium or market discount rules. Further, this summary does not address the effect of any U.S. state, local or federal estate and gift tax on a U.S. Holder of the notes. The summary is based on the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

Prospective purchasers of the notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under U.S. federal income tax laws and the laws of any relevant state, local or other foreign tax jurisdiction of the purchase, ownership and disposition of the notes.

Payments of Interest

The gross amount of interest paid on the notes will be includible in the gross income of U.S. Holder as ordinary interest income at the time it is received or accrued, depending on whether the holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. Interest paid by the Issuer on the notes will constitute foreign-source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the U.S. foreign tax credit limitation. The U.S. foreign tax credit rules are complicated, and U.S. Holders who want to claim the credit should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Retirement and Other Disposition of the Notes

Upon the sale, exchange or retirement of a note, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which are taxable as ordinary interest income in accordance with the holder's method of accounting) and the U.S. Holder's tax basis in the note. A

U.S. Holder's tax basis in a note will generally be its cost. Such gain or loss recognized on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Gain recognized by a U.S. Holder generally will be treated as United States source income. U.S. Holders should consult their tax advisors regarding the source of loss recognized on the sale, exchange or retirement of a Note.

Information Reporting and Backup Withholding

Payments of principal and interest on the notes held by certain non-corporate holders and the proceeds of a disposition of such notes may be subject to U.S. information reporting requirements. Such payments also may be subject to United States backup withholding tax (at a rate of 30% in 2002 and 2003, 29% for payments made in 2004 and 2005, 28% for payments made from 2006 until 2011, and 31% thereafter) if the holder does not provide a taxpayer identification number or otherwise establish an exemption. The holder may credit the amounts withheld against its United States federal income tax liability and claim a refund for amounts withheld in excess of its tax liability. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Canada

The following summary describes the material Canadian federal income tax consequences as of the date of this Prospectus Supplement generally applicable to a purchaser of notes pursuant to this Prospectus Supplement (a "Holder") who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident, or deemed to be resident, in Canada, deals at arm's length with the Company, does not use or hold, and is not deemed to use or hold, the notes in carrying on a business in Canada, and is not an insurer that carries on an insurance business in Canada and elsewhere. The statements are of a general nature only and are not to be taken as legal or tax advice to any particular purchasers of notes, who should consult their tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Canadian Tax Act and the Regulations announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form currently proposed. This summary does not take into account or anticipate any changes in governing law, other than the Proposed Amendments, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax consequences, which may vary from the Canadian federal income tax consequences described herein.

Under the Canadian Tax Act, the payment by the Company of interest or principal on a Note to a Holder will be exempt from Canadian withholding tax. In addition, under the Canadian Tax Act, no other taxes on income (including taxable capital gains) will be payable by a Holder in respect of the acquisition, ownership or disposition of a Note.

RATINGS OF THE NOTES

The following table discloses the ratings accorded to the notes by the rating agencies indicated:

Ratings Agency	Ratings	Outlook
Moody's Investors Services, Inc. ("Moody's")	Baa3	Negative
Standard & Poor's ("S&P")	BBB–	Stable
Dominion Bond Rating Service Limited ("DBRS")	BBB(high)	Negative

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rates. According to the Moody's rating system, debt securities rated Baa are considered as medium grade obligations, that is, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

DBRS's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of the securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., Barclays Capital Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, SunTrust Capital Markets, Inc. and Trilon International Inc. have severally agreed to purchase from us the following respective principal amounts of notes listed opposite their name below at the public offering price less the underwriting commissions set forth on the cover page of this prospectus supplement:

Underwriters	Principal Amount of Notes
Deutsche Bank Securities Inc.	US$135,000,000
Banc One Capital Markets, Inc.	30,000,000
Barclays Capital Inc.	30,000,000
Goldman, Sachs & Co.	30,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	30,000,000
SunTrust Capital Markets, Inc.	30,000,000
Trilon International Inc.	15,000,000
Total	US$300,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased. The closing of the offering is expected to be on or about June 24, 2002 or such other date as may be agreed upon by Noranda and the underwriters, but not later than July 8, 2002.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and these dealers may re-allow, a concession of not more than 0.25% of the principal amount of the notes to the dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting commissions, will be approximately US$800,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933 and Canadian securities legislation, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater principal amount of notes that they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting commission received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

Trilon International Inc. is not registered as a broker-dealer under the securities laws of the United States and will not participate in the distribution of the notes in the United States.

Some of the underwriters and their associates engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business and receive fees in connection with these services.

We indirectly own 33.75% of the voting securities of Compañia Minera Antamina, S.A., or CMA, a corporation formed to proceed with the development of the Antamina copper/zinc project in Peru. Affiliates of Deutsche Bank Securities Inc. and Barclays Capital are lenders to CMA pursuant to project financing credit facilities, the aggregate available principal amount of which is US$1,320 million. We have provided a several guarantee of 33.75% of the indebtedness owing under such credit facilities until completion of the Antamina project is certified in accordance with the applicable documentation. As of March 31, 2002, the aggregate amount of indebtedness subject to our guarantee was US$423 million. We also own approximately 57% of the issued and outstanding common shares of Falconbridge. An affiliate of Deutsche Bank Securities Inc. is a lender to Falconbridge pursuant to a credit facility. The maximum commitment of that affiliate under this credit facility is US$35 million. In addition, affiliates of Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., Barclays Capital Inc., and SunTrust Capital Markets, Inc. are lenders to other subsidiaries or joint ventures of Noranda or Falconbridge. The maximum commitment under those credit facilities from those affiliates is US$185 million of which US$155 million is guaranteed by Noranda.

To our knowledge, CMA and Falconbridge are in compliance with the terms of these credit facilities. We may be considered to be a connected issuer of Deutsche Bank Securities Inc. within the meaning of applicable Canadian securities legislation. In addition, Brascan Corporation ("Brascan") indirectly owns more than 20% of the voting interest in Trilon International Inc., one of the underwriters. Brascan also owns approximately 40% of the voting interest in Noranda. Accordingly, we are a related issuer and a connected issuer of Trilon International Inc. under applicable Canadian securities legislation.

LEGAL MATTERS

The validity of the notes offered by this prospectus supplement will be passed upon for us by McCarthy Tétrault LLP, our Canadian counsel, and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), our U.S. counsel, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the underwriters.

EXPERTS

Our audited consolidated financial statements as at and for the years ended December 31, 2001 and 2000 incorporated by reference in this prospectus supplement and the prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus under "Documents Filed as Part of the Registration Statement," the following documents will be filed with the U.S. Securities and Exchange Commission as part of the Registration Statement to which this prospectus supplement relates: the form of Eighth Supplemental Indenture and the form of Underwriting Agreement between us and the Underwriters.

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Base Shelf Prospectus

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be qualified for sale under the securities laws of Canada and, subject to certain exceptions, may not be offered or sold in Canada. See "Plan of Distribution". ***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of Noranda Inc., at 181 Bay Street, Suite 4100, P.O. Box 755, BCE Place, Toronto, Ontario, M5J 2T3 (Telephone (416) 982-7111).*

Short Form Prospectus

New Issue February 13, 2001

noranda

Noranda Inc.
U.S. $800,000,000
Debt Securities
(Unsecured)

Noranda Inc. (the "Company") may from time to time offer for sale debentures, notes or other unsecured evidences of indebtedness (the "Debt Securities") in an aggregate principal amount not to exceed U.S. $800,000,000, or its equivalent in any other currency or units based on or relating to foreign currencies, during the 25 month period that this Prospectus, including any amendments hereto, remains valid. The Debt Securities may be offered in one or more series, in amounts, at prices and on other terms to be determined at the time of sale. The specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of any series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in the prospectus supplement relating thereto (the "Prospectus Supplement").

The Debt Securities may be issued in registered form or bearer form with coupons attached or both. In addition, all or a portion of the Debt Securities of any series may be issuable in permanent registered global form which will be exchangeable only under certain conditions for definitive Debt Securities. Unless otherwise specified in any applicable Prospectus Supplement, Debt Securities will not be listed on any national securities exchange.

The Company may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents. See "Plan of Distribution". A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Offered Securities, and will set forth the terms of the offering of such Offered Securities, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. The offering is subject to approval of certain legal matters on behalf of the Company by McCarthy Tétrault, Toronto, Ontario, and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and on behalf of any underwriters, dealers or agents by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario.

We are permitted to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this Prospectus are Canadian residents, and most of our assets are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

AVAILABLE INFORMATION

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Public Reference Room, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

The Company has filed with the Commission a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to the Company and the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this Prospectus:

(a) Consolidated annual financial statements and auditors' report for the years ended December 31, 1998 and 1999, contained in the Company's 1999 Annual Report;

(b) Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 1999, contained in the Company's 1999 Annual Report;

(c) Management Proxy Circular dated February 29, 2000 prepared in connection with the Company's annual meeting of shareholders held on April 24, 2000 (excluding the sections entitled "Report on Executive Compensation" and "Performance Graph", which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);

(d) Annual Information Form of the Company dated March 31, 2000 (excluding note 4 to the section entitled "Description of the Business—Statistical Tables—Ore Reserves");

(e) Consolidated interim financial statements (unaudited) of the Company for the three-month period ended March 31, 2000, for the six-month period ended June 30, 2000 and for the nine-month period ended September 30, 2000;

(f) Material change reports dated August 24, 2000 and September 11, 2000 with respect to the Company's offer to acquire the outstanding shares of Rio Algom Limited;

(g) Material change report dated October 4, 2000 with respect to the Company's withdrawal of its offer to acquire the outstanding shares of Rio Algom Limited;

(h) Report of issuer bid dated November 10, 2000 with respect to the Company's offer to acquire certain of its outstanding common shares; and

(i) Material change report dated February 7, 2001 with respect to the Company's consolidated results of operations (unaudited) for the year ended December 31, 2000.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) and any exhibits to interim unaudited financial statements which contain updated earnings coverage ratios filed by the Company with the Ontario Securities Commission (the "OSC") after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus. Any document filed by the Company with the Commission under the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if, and to the extent, expressly provided therein.

The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above that have been or may be incorporated by reference in this Prospectus. Requests for such copies should be directed to the Vice-President, Secretary and General Counsel, Noranda Inc., P.O. Box 755, Suite 4100, BCE Place, 181 Bay Street, Toronto, Canada M5J 2T3 (telephone number (416) 982-7475).

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and where required, accepted by, the OSC during the currency of this Prospectus, the Company's previous annual information form, the previous annual financial statements and all interim financial statements, material change reports, annual filings and information circulars and all Prospectus Supplements filed prior to the commencement of the then current fiscal year shall be deemed no longer to be incorporated into this Prospectus for the purposes of future offers and sales of Debt Securities hereunder.

A Prospectus Supplement or Supplements containing the specific terms of an offering of Debt Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to such Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Debt Securities covered by the Prospectus Supplement.

In this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. Such statements represent Noranda's internal projections, expectations or belief concerning, among other things, future operating results and various components thereof, or Noranda's future economic performance.

The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause Noranda's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity metal prices, foreign currency risks, fluctuations in copper treatment and refining fees, supply and demand in the market for sulphuric acid, risks inherent in Noranda's procurement of raw materials, changes in production and processing technology, imprecision in estimating the timing, costs and levels of production associated with mining properties, uninsurable risks inherent in the mining business, Noranda's ability to replace and expand ore reserves, imprecision of ore reserves and recovery estimates, political and economic conditions in the countries in which Noranda operates, changes in Canadian and foreign laws and regulations, Noranda's ability to maintain good relations with its employees, general economic and business conditions, and such other risks and uncertainties described from time to time in the Company's reports and filings with the Canadian securities authorities. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those predicted.

THE COMPANY

The Company is an international mining and metals corporation existing under the laws of the Province of Ontario, Canada. The Company's common shares are listed on The Toronto Stock Exchange and trade under the symbol "NOR". Its head and principal offices are located at P.O. Box 755, Suite 4100, BCE Place, 181 Bay Street, Toronto, Canada M5J 2T3. Noranda Inc. is referred to in this Prospectus as the "Company" and, together with its subsidiaries and joint ventures, is referred to as "Noranda".

Noranda is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda sells commodity, value-added and manufactured products to its customers throughout the world. Noranda's total assets were $11,768 million at December 31, 2000.

USE OF PROCEEDS

Except as otherwise set forth in a Prospectus Supplement, the net proceeds to the Company from the sale of Debt Securities will be used to repay indebtedness of the Company outstanding from time to time, to finance capital expenditures and for other general corporate purposes. Pending such application, such net proceeds may be invested in short-term marketable securities. A Prospectus Supplement will contain specific information about the use of proceeds from the sale of Offered Securities thereunder. The Company may from time to time issue debt instruments and incur additional indebtedness otherwise than through the issue of Debt Securities pursuant to this Prospectus.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

The Debt Securities will be issued under an Indenture dated as of July 1, 1992 (the "Indenture"), as supplemented by the first supplemental indenture dated as of July 15, 1992, the second supplemental indenture dated as of June 1, 1993, the third supplemental indenture dated as of August 18, 1993, the fourth supplemental indenture dated as of June 16, 1994, the fifth supplemental indenture dated as of July 17, 1995, and the sixth supplemental indenture to be dated as of February 13, 2001, between the Company and Montreal Trust Company of Canada, as Trustee (the "Trustee"). A copy of the Indenture, as so supplemented, has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

General

The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including Euros. Special Canadian and United States federal income tax considerations applicable to any Securities so denominated will be described in the Prospectus Supplement relating thereto. The

Securities offered pursuant to this Prospectus will be limited to U.S. $800,000,000 (or its equivalent in any other currency or units based on or relating to foreign currencies) aggregate principal amount. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Company to increase the principal amount of any series of Securities previously issued and to issue such increased principal amount (Section 3.01). As of the date hereof, the Company has issued U.S.$1,000 million aggregate principal amount of Securities under the Indenture, as supplemented by the six supplemental indentures referred to above.

The applicable Prospectus Supplement will set forth the following terms relating to the Offered Securities: (a) the specific designation of the Offered Securities; (b) any limit on the aggregate principal amount of the Offered Securities; (c) the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity; (d) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are Registered Securities; (e) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise; (f) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (g) whether the Offered Securities will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for such Registered Global Securities; (h) the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of U.S.$1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denominations of U.S.$1,000 and U.S.$5,000; (i) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (j) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (k) any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined; (l) any applicable Canadian and United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts with respect to the Offered Securities on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Securities rather than pay such additional amounts; and (m) any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Securities which are not to apply to the Offered Securities. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company.

Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

The Securities and any coupons appertaining thereto will be unsecured and will rank *pari passu* with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 3.01)

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, the Securities will be issued only in fully registered form without coupons and in denominations of U.S.$1,000 or any integral multiple thereof. (Section 3.01) Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 3.05)

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and any premium and interest on Registered Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.01, 3.07 and 9.01) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Regular Record Date for such interest payment. Any interest not punctually paid or duly provided for will cease to be payable to the Holder on the Regular Record Date and may either be paid (a) on not less than 10 days' prior notice, to the Person in whose name the Registered Securities are registered at the close of business on a Special Record Date to be fixed by the Trustee for the payment of the Defaulted Interest or (b) at any time in any lawful manner that is not inconsistent with the requirements of any securities exchange on which the Registered Securities may be listed, and upon such notice as may be required by such exchange. (Section 3.07)

Registered Global Securities

The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 3.05)

The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Securities or by the Company if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in a

Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

If the Depository for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of Securities has occurred and is continuing, the Company will issue Registered Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Registered Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Securities of such series. (Section 3.05)

Negative Pledge

The Indenture includes a covenant of the Company to the effect that, so long as any of the Securities remain outstanding, the Company will not create any mortgage, charge, hypothec, pledge or other security or encumbrance on any of its property or assets to secure any indebtedness for borrowed money without at the same time securing equally and rateably with such other indebtedness for borrowed money all of the Securities then Outstanding under the Indenture provided that such covenant shall not apply to nor operate to prevent: (a) any security (except on fixed assets and shares of a Subsidiary or Associate) given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the

date that such indebtedness is originally incurred; (b) any Purchase Money Mortgage; (c) any security to secure indebtedness incurred for the construction of townsites, employees' housing, warehouses and/or office premises; (d) any security on any non-producing resource property of the Company to secure any indebtedness incurred for the development or improvement of any non-producing resource property of the Company; (e) security in favour of a federal or provincial or national or state or municipal government in Canada or the United States or any political subdivision, department or agency of any of them; (f) any renewal, refunding or extension of any security or encumbrance referred to in the foregoing clauses (a) to (e) or of any security or encumbrance on any property in existence at the time of acquisition thereof; or (g) any other security or encumbrance if, after giving effect to such security or encumbrance, the aggregate principal amount of indebtedness secured thereby would not be greater than 5% of Shareholders' Equity. (Section 9.01)

Certain Definitions

The term "Associate" means any body corporate (a) of which voting securities carrying more than 25% of the votes for the election of directors are beneficially owned, directly or indirectly, by the Company or (b) which is accounted for in the financial statements of the Company on an equity basis.

The term "Purchase Money Mortgage" means any mortgage, charge, hypothec, pledge or other security or encumbrance created upon any real or personal property acquired by the Company after the date of the Indenture (or previously acquired and substantially unimproved) to secure or securing the whole or any part of the purchase price of such property (or, in the case of previously acquired and substantially unimproved property, the cost of the improvement thereof) or the repayment of money borrowed to pay the whole or any part of such purchase price or cost or any vendor's privilege or lien on such property securing all or any part of such purchase price or cost, including title retention agreements and leases in the nature of title retention agreements.

The term "Shareholders' Equity" means, at any date, the aggregate of the dollar amount of the outstanding share capital of the Company, the amount, without duplication, of any contributed surplus and retained earnings, plus or minus any foreign exchange translation adjustment, all as set forth in the most recent audited consolidated balance sheet of the Company.

The term "Subsidiary" means any body corporate of which voting securities carrying more than 50% of the votes for the election of the directors are beneficially owned, directly or indirectly, by the Company or by the Company and any other Subsidiary or by any other Subsidiary (provided that ownership of such shares confers the right to elect at least a majority of the directors of such company). (Section 1.01)

Events of Default

The occurrence of any of the following events with respect to the Securities of any series will constitute an "Event of Default" with respect to the Securities of such series:

(a) default by the Company in payment of the principal of any of the Securities of such series when the same becomes due under any provision of the Indenture or of such Securities;

(b) default by the Company in payment of any interest due on any of the Securities of such series and continuance of such default for a period of 30 days;

(c) default by the Company in observing or performing any of the covenants of the Company contained in the Indenture and described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

(d) default by the Company in observing or performing any other covenant or condition of the Company contained in the Indenture or in the Securities of such series and continuance of such default for a period of 60 days after written notice as provided in the Indenture;

(e) default by the Company in payment of principal of, premium, if any, or interest on any obligation for borrowed money (other than an obligation payable on demand or maturing

less than 12 months from the creation or issue thereof) having an outstanding principal amount in excess of 5% of Shareholders' Equity in the aggregate at the time of default or in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued resulting in the acceleration of the final maturity of such obligations;

(f) certain events of bankruptcy, insolvency, reorganization, winding up, liquidation or dissolution relating to the Company; or

(g) any event of default provided with respect to that series. (Section 5.01)

Any additional event of default which is prescribed for the benefit of the Holders of a particular series of Securities will be described in the Prospectus Supplement relating thereto.

If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, unless the principal of all of the Securities of such series shall have already become due and payable, the Trustee may, in its discretion, and shall upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of such series then Outstanding, declare the principal of all the Securities of such series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of such Securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to the Securities of one or more series, unless the principal of all of the Securities of such affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of all such affected series then Outstanding (as one class), declare the principal of all the Securities of all such affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of such affected series to be due and payable immediately on demand. If an Event of Default described in clause (e) or (f) above occurs and is continuing, unless the principal of all such Securities shall have already become due and payable, the Trustee may, in its discretion, and shall upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of all of the Securities then Outstanding (as one class), declare the principal of all the Securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of such Securities to be due and payable immediately on demand. Upon certain conditions, any such declaration may be cancelled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below. Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto. (Sections 5.02 and 5.03)

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless such Holders shall have provided to the Trustee reasonable indemnity. (Section 6.02) Subject to such provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the Securities of each affected series then Outstanding will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such affected series. (Section 5.13)

The Indenture provides that no Holder of the Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of such series and the Holders of not less than 25% in aggregate principal amount of the Securities of each affected series then Outstanding (as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute such proceeding, (b) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Securities of each affected series then Outstanding (as one class) a direction inconsistent with such request and (c) the Trustee shall have failed to institute such proceeding within 60 days after such notification, request and offer of indemnity. (Section 5.08) However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on such Security on or after the due dates expressed in such Security and to institute suit for the enforcement of any such payment. (Section 5.09)

The Indenture requires the Company to furnish to the Trustee annually an Officer's Certificate as to the compliance by the Company with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith. (Section 9.03) The Indenture provides that the Trustee may withhold notice to the Holders of the Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Securities of such series or as to sinking fund payments) if it considers such withholding to be in the best interests of the Holders of the Securities of such series. (Section 5.02)

Consolidation, Merger, Amalgamation and Sale of Assets

The Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the "Successor Corporation") unless (a) the Company and the Successor Corporation shall, prior to or contemporaneously with the consummation of such transaction, execute such instruments and do such things as, in the Opinion of Counsel, shall be necessary or advisable to establish that upon the consummation of such transaction (i) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Securities of every series, and (ii) the Securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Securities under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Securities of each and every series or to the rights and powers of the Trustee under the Indenture. (Section 7.01)

Modification and Waiver

The Indenture permits the Company and the Trustee to enter into supplemental indentures without the consent of the Holders of the Securities to: (a) secure the Securities of one or more series, (b) evidence the assumption by the Successor Corporation of the covenants and obligations of the Company under the Indenture and the Securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the Securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the Securities, (e) establish the form and terms of the Securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the Holders of the Securities. (Section 8.01)

The Indenture also permits the Company and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the Securities of each series then Outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the Securities of each such affected series;

provided, however, that the Company and the Trustee may not, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal of, or any installment of the principal of or the interest on, such Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of such Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on such Security; (e) impair the right to institute suit for the enforcement of any such payment with respect to such Security on or after the Stated Maturity thereof; or (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration. (Section 8.02)

Prior to the acceleration of the Maturity of any Securities, the Holders of a majority in aggregate principal amount of the Securities of *all* series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected. (Section 5.14)

Defeasance and Discharge

The Indenture provides that the Company may elect either (i) to defease and to be discharged from any and all obligations with respect to the Securities of any series (except for certain obligations to register the transfer or exchange of the Securities of such series, to replace mutilated, destroyed, lost or stolen Securities of such series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust described below) ("defeasance"), or (ii) in the case of the Securities of any series established on or after the date of the sixth supplemental indenture to the Indenture, to be released from its obligations under the "Negative Pledge" covenant described above and certain other covenants applicable to such Securities ("covenant defeasance"), and the occurrence of an event of default described in clauses (d) or (g) under "Events of Default" shall no longer be an Event of Default with respect to these covenants, in each case, upon the irrevocable deposit with the Trustee, in trust, of money, and/or securities of the government which issued the currency in which the Securities of such series are payable or securities backed by the full faith and credit of such government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Securities of such series and upon compliance with certain other conditions. (Section 12.02) These conditions include that (a) in the event of defeasance of the Securities of any series established on or after the date of the sixth supplemental indenture, the Company must deliver to the Trustee an opinion of counsel stating that (i) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (ii) since the date of the sixth supplemental indenture, there has been a change in the applicable U.S. federal income tax law or regulations, in either case to the effect that, and, based thereon, the opinion shall confirm that, the holders of the Securities of such series then Outstanding will not recognize gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred and (b) in the case of covenant defeasance of the Securities of any series established on or after the date of the sixth supplemental indenture, the Company must deliver to the Trustee an opinion of counsel to the effect that the holders of the Securities of such series then Outstanding will not recognize gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred. In addition, the Company may also obtain a discharge of

the Indenture with respect to the Securities of all series issued under the Indenture by depositing with the Trustee, in trust, such money and such government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of such Securities and by complying with certain other conditions. (Section 4.01) The Company will be entitled to exercise the defeasance option with respect to Securities issued on or after the date of the sixth supplemental indenture to the Indenture notwithstanding the Company's prior exercise of the covenant defeasance option.

In the event that the Company exercises its option to effect a covenant defeasance with respect to the Securities of any series and the Securities of such series are thereafter declared due and payable because of the occurrence of another Event of Default, the amount of money and securities on deposit with the Trustee would be sufficient to pay the amounts due on the Securities of such series at their respective Stated Maturities, but may not be sufficient to pay the amounts due on the Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable for any such deficiency.

Trustee

The Trustee under the Indenture is Montreal Trust Company of Canada, Toronto, Canada.

Consent to Service

The Company has designated CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the Securities. (Section 1.18)

Governing Law

The Indenture and the Securities will be governed by and construed in accordance with the laws of the State of New York except with respect to the rights, powers, duties or responsibilities of the Trustee under the Indenture, which will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable thereto. (Section 1.12)

PLAN OF DISTRIBUTION

The Company may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents.

The Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the proceeds to the Company from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

If so indicated in the Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in the Prospectus Supplement, which will also set forth the commission payable for solicitation of such contracts.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect

to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

The Debt Securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless a Prospectus Supplement indicates otherwise with respect to the Offered Securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of Offered Securities will agree that, unless the Prospectus Supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such Offered Securities purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

Each series of the Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities of any series.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain matters of Canadian law will be passed upon by McCarthy Tétrault, Toronto, Canada for the Company. With respect to certain matters of United States law, the Company and any underwriters, dealers or agents will be represented by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, respectively.

EXPERTS

The comparative Consolidated Financial Statements for the year ended December 31, 1999 incorporated by reference in this Prospectus by reference to the Company's Annual Information Form dated March 31, 2000 have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the Commission as part of the Registration Statement of which this Prospectus forms a part: the documents listed under "Documents Incorporated by Reference"; consents of Ernst & Young LLP; powers of attorney; the Original Indenture; the First Supplemental Indenture; the Second Supplemental Indenture; the Third Supplemental Indenture; the Fourth Supplemental Indenture; the Fifth Supplemental Indenture; and the form of Sixth Supplemental Indenture.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus and the accompanying prospectus or any sale of notes.

TABLE OF CONTENTS

Prospectus Supplement

noranda

Noranda Inc.

US$300,000,000

7¼% Notes due 2012

Deutsche Bank Securities

Banc One Capital Markets, Inc.

Barclays Capital

Goldman, Sachs & Co.

Merrill Lynch & Co.

SunTrust Robinson Humphrey

Trilon International Inc.

Prospectus Supplement

June 18, 2002